U. S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                  Form 10-SB/A
                                 Amendment No. 2


                                File No.:0-28665

                                 CIK:0001101715

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               DIVEDEPOT.COM, INC.
                         (Name of Small Business Issuer)


FLORIDA                                                     65-0817033
(State of Incorporation)                    (I.R.S. Employer Identification No.)


                 2101 West SR 434, Suite 221, Longwood, FL 32779
               (Address of principal executive offices) (Zip Code)

         Registrants Telephone Number, including area code: 407-949-9300


        Securities to be registered under Section 12(b) of the Act: NONE

               Securities to be registered under Section 12(g) of
                                    the Act:

                          Title of Class: Common Stock


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                                TABLE OF CONTENTS

                                     PART I
                                                                         Page

Item 1. Business                                                           3

Item 2. Management's  Discussion and Analysis of Financial
        Condition and Results of Operations                                16

Item 3. Properties                                                         21

Item 4. Security Ownership of Certain Beneficial Owners and Management     21

Item 5. Directors and Executive Officers of the Registrant                 23

Item 6. Executive Compensation                                             25

Item 7. Certain Relationships and Related Transactions                     26

Item 8. Description of Securities                                          27

                                     PART II

Item 1. Market for Registrant's Common Stock and Security Holder Matters   28

Item 2. Legal Proceedings                                                  28

Item 3. Changes in and  Disagreements  with  Accountants  on  Accounting   28
        and Financial Disclosure

Item 4. Recent Sales of Unregistered Securities                            29

Item 5. Indemnification of Directors and Officers                          33

                                    PART F/S

Signature Page                                                             35

Index to Financial Statements                                              36

Index to Exhibits                                                          37

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

     Registrant was incorporated in 1997 as Baskin In The Sun International, Inc. in Florida to act as a U. S. holding company for the British Virgin Islands subsidiary, Baskin In The Sun, Ltd. Hereafter, Baskin In the Sun International, Inc. will be referred to as "the Company".

CORPORATE NAME CHANGE

     At an extraordinary meeting of shareholders held June 10, 1999, the motion for the corporate name was changed to Divedepot.com, Inc. From this time forward the Company will operate under the name Divedepot.com, Inc. with the BVI subsidiary maintaining it's current identity of Baskin In The Sun, Ltd. Travel and non-diving specific operations will operate on a DBA basis under the Baskin In The Sun name.

PREDECESSOR HISTORY

     The Original Baskin In The Sun ("BITS") was founded in February of 1969 on the little known island of Grenada by Alan M. Baskin. In 1973, an unstable political environment prompted Alan Baskin to sell the existing business together with the dive boats and SCUBA equipment. The "Baskin In The Sun" name, however, was retained.

     DOMINICAN REPUBLIC: The second Baskin In The Sun operation opened in Santo Domingo, Dominican Republic, in September of 1974. The business at the time consisted of a SCUBA store, a classroom for teaching courses and a single dive boat. This company was the first professional operation of its kind in the Dominican Republic. In 1975 Mr. Baskin sold his interest in the company, but again retained the corporate name. He formed a partnership with one of the original investors, Eva Cope, and opened his third dive operation, this time at the Punta Cana Hotel, a resort on the eastern shore of the Dominican Republic. The hotel and dive operation was sold to Club Med in the spring of 1977.


     HAITI: In November of 1977 Baskin In The Sun opened for business in Haiti. This move came about for several reasons. First, there were no professional SCUBA diving operations in the country. Second, the Duvalier government exerted political stability and was interested in promoting tourism. Finally, it represented a challenge to be successful in Haiti. The problems associated with establishing a viable business in Haiti were daunting. Haiti had a serious public relations problem and was therefore a difficult vacation spot to sell. Baskin In The Sun operated for nine years in Haiti, while more than fourteen similar dive businesses met with failure. Unfortunately on February 7, 1985 the Haitian Revolution began. The airlines stopped flying; the tourists stopped coming. After nine years in Haiti it was necessary to close and relocate Baskin In The Sun to a new location where it might be an attractive destination.


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     BRITISH VIRGIN ISLANDS:  As a British colony, the BVI offered  unquestioned
political  stability  and,   furthermore,   it  was  already  recognized  as  an
outstanding diving location. Alan Baskin and Eva Cope purchased an existing business called Marler Industries, Ltd. (DBA Aquatic Centres) from George and Luana Marler in Road Town, Tortola, in April of 1986. This business had been operating in the BVI since 1971. However, it was clear that the company had been neglected and was in financial trouble. Management was ineffective and many of the company's assets had been depleted.


     To capitalize on the "Baskin In The Sun" name, "Aquatic Centres": was dropped and a new corporation was formed under the name - Baskin In The Sun, Ltd. Most of the first year of business was spent restructuring the company and the operation. Donald Mitchell and his daughter Lisa Mitchell ( an experienced diving instructor), together with a small group of Investors, acquired Baskin In The Sun, Ltd. from Alan Baskin and Eva Cope in 1993.


     A predecessor to Divedepot.com, Inc. was formed in 1996, under the laws of the Republic of Panama as BASKIN IN THE SUN INTERNATIONAL, S.A. The purpose of the predecessor was to own and operate dive facilities and provide ancillary travel, retail and rental activities related to the diving industry in the British Virgin Islands and other locations.

     The predecessor, Baskin In The Sun International, S.A., was formed in 1996 to consolidate the subsidiaries Baskin In The Sun, Ltd., Baskin In Panama, S.A., the investment in Discovery Diving & Fishing, Inc.

     The predecessor, Baskin In The Sun International, S.A. was unsuccessful in its efforts to raise additional capital as a foreign corporation, and had an unsuccessful investment in Discovery Dive & Fishing, Inc. in Key Largo, Florida. In December 1997, management formed the company, which then purchased all of the assets and liabilities of the predecessor. No markup or goodwill was recorded in the accounting for the transaction. The subsidiary in BVI, Baskin In The Sun, Ltd. became a subsidiary of the new company.


     The Company, Baskin In The Sun International, Inc. (name changed to DiveDepot.Com, Inc. in June 1999) was originally founded in 1997 and in December of 1997 acquired in exchange for stock and assumption of debt the British Virgin Island company, Baskin In The Sun, Ltd. as a subsidiary. The Company commenced operations in the United States on December 1st, 1997, its purpose to engage in dive travel, promotions and marketing activities in support of the subsidiary located in the British Virgin Islands.

     The Company has funded its activities primarily through a combination of operating revenues, debt and through the private placement of equity. The Company's Revenue through June 30, 2000 has been primarily generated from the sale of travel packages. The Company's current focus is on developing an improved capacity to efficiently market and sell dive trip packages including airline and hotel accommodations located in the Caribbean. Management believes that the ability to market dive travel and other specialty adventure travel products via


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

the internet provides an opportunity to expand the current operation substantially, and accordingly has developed an additional business direction of internet marketing of travel/dive ventures through its internet dive portal (divedepot.com).

MARKETING


     The Corporate Strategy for the Company is to be an recreational diving resource. While the nature of the business is recreational diving the company's marketing focus will be on the consumer. The primary objective of the Company is to market dive resort packages to consumers over the next three to five years. By carefully choosing new destinations, the number and variety of dive travel packages will be significantly increased and customized in line with guest's needs and desires. The Company has developed a centralized reservation service located in Longwood, Florida to assist in its marketing efforts.


     The continued development of the Company's U.S. based centralized reservation, marketing, sales and travel service will enable Baskin customers from around the world to arrange for vacation packages to vacation locations with one telephone call, e-mail or fax. This direct reservations service will provide cost savings for the company as a whole in addition to substantially increased sales opportunities.


     The Company has established an educational program that focuses on continuing diver training to promote loyal repeat customers. With the Company's focus on growth and diversification, this customer base will be the primary business source for the expanded sites, travel services and investment opportunities.


     The Company has been developing specialty courses and seasonal events to give guests additional creative diving opportunities. Each dive trip is different, even if it is to the same dive site. This diversification of programs and events will give both repeat customers and first time guests more variety, as well as the opportunity to gain additional certifications and a broadening of underwater knowledge.

     A key element within the long term objectives of the Company to remain firmly rooted in the developing and growing Recreation and Leisure Industry. The Company intends to become involved in every related aspect of the diving business to include equipment rental and travel/reservations coordination.

CURRENT OPERATIONS OF SUBSIDIARY BASKIN IN THE SUN, LTD. IN BVI

     The current revenue producing areas of the Company operations primarily focus on Training, Diving, Rentals and Merchandising in its BVI dive resort operations and 80% of the its business falls into these four revenue categories.

     The British Virgin Islands are known by purists within the diving profession as offering the widest variety of diving opportunities in the Caribbean. There are several shipwrecks throughout the BVI located at varying depths, accommodating all levels of divers, including snorkelers. The wreck of the famous British packet, "The Rhone", for example, lends itself to both snorkeling and SCUBA activities. Wreck diving is of consummate interest to snorkelers and SCUBA divers since wrecks attract hordes of tropical and reef fish. Wrecks also sponsor a serious interest in the history of the period and in those passengers associated with the wreck..

     Currently, there are three Baskin In The Sun locations in the British Virgin Islands: Soper's Hole, Prospect Reef, and Peter Island. The first dive center is in Soper's Hole, on Frenchman's Cay. Locally known as the "West End", Soper's Hole is a protected harbor nestled among steep hills and dotted with glistening yachts.

     The second operation, Prospect Reef, is located on the property of The Prospect Reef Hotel. This hotel is among the largest within the British Virgin Islands with approximately 131 rooms, six lighted tennis courts, a deep water diving pool, Olympic designed swimming pool, several different room configurations, and charming restaurants.

     The Prospect Reef location is a short distance from the new government building where cruise ship passengers disembark. This is very significant for the business growth of Baskin In The Sun because the British Virgin Islands has a duty-free status. This places the island of Tortola on a more competitive footing with St. Thomas, St. John and St. Croix in the US Virgin Islands.

     The exclusive Peter Island Resort is the location of the third dive operation. Baskin In The Sun has chosen this charming setting from which to operate and promote the diving experience.

     The Company has three dive boats, a basic requirement for the diving and marine recreational business. These boats have configurations that permit client comfort in a variety of seas. All the BITS boats have good maintenance and performance records. The Company is committed to fleet modernization and will seek new dive boats that will improve customer service and safety.

     Insurance requirements for the Company are currently handled by Lloyds of London.

     Baskin In The Sun is a PADI 5-Star Instructor Development Center (IDC), and authorized to certify all levels up to Dive Instructor. The Company is also affiliated with NAUI, SSI and other major scuba certification.

INTERNET DIVE PORTAL (DIVEDEPOT.COM)

     In conjunction with its dive resort and travel business, the Company has identified a significant opportunity for utilizing the internet to web enable many of its marketing programs and create an internet presence in the sport diving industry. The domain and operating name Divedepot.com, Inc. has been researched and trademarked and the domain registered, and a website is under development.

     The "Master Dive Portal - Divedepot.com, Inc." will be automatically updated to contain virtually all existing web content relative to diving where all pages are posted automatically to all search engines and directories. By incorporating several traffic generation techniques and services, the site will attempt to become the most active scuba diving category-specific portal on the web. This searchable site is intended to also allow many other diver-related web services that will further enhance the traffic:

1. FREE E-MAIL ACCOUNTS TO ALL DIVERS by using this e-mail the diver would be automatically entered in drawings, get dive related news, be updated on specials etc. The model for this is the hotmail.com e-mail system offered by Microsoft. Every e-mail sent is a marketing piece, as it has a tag line that is automatically attached containing a hyperlink to the divedepot.com portal. This system will be completely automated and runs on the web mail server. It also allows a user to check/send e-mail with only a browser.

2. To enhance this further the Company will give individuals 1-3 personal pages for their own use. As people go to these pages they will pass through the divedepot.com portal site and generate other impressions and marketing opportunities.

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

3. The divedepot postcard system. As part of e-mail registration and the mail system the user will be able to send an e-postcard using a variety of formats and include proprietary photos by copying in digital photos and .gif or .jpeg images.

4. Dive shop websites. The Company will create at least an e-commerce page for virtually every recognized dive shop in the world. Shops will then be able to go up to several pages by providing us the content, logos, prices for courses etc.. If they currently have a site it will be initially copied it to registrant's the appropriate heading. The system will allow all to have an e-commerce site under the divedepot.com domain and all transactions and travel will result in a commission being paid to the shop. This system will promote the loyalty of the dive shops who are major players in the training of new divers and sponsoring dive travel.

THE COMPANY INTENDS TO GENERATE WEB DIRECT REVENUE SOURCES

1. The BVI subsidiary - Baskin In The Sun, Ltd. will be a featured advertiser on the divedepot site driving traffic to the Baskin site for Dive Travel services, providing a low cost way of creating substantial traffic through the Baskin site.

2. Web advertising space will be sold to dive equipment, dive shops, resorts and services providers.

3. Partnering with book resellers at each content area to sell books on the subject and other related items.

     By registering all dive shops and their clients, the Company will be able to charge a commission to the dive retailer every time a direct internet purchase is effected for either travel services or merchandise. This unique partnering arrangement with the retail shops promotes ongoing loyalty and a maximization of all potential sales outlets.

COMPETITION

     The Company expects to encounter substantial competition in its efforts to build its businesses. Many of these entities will have significantly greater experience, financial and other resources and managerial capabilities than the Company and will therefore be in a better position than the Company to market services.

ADMINISTRATIVE OFFICES


     The Company currently maintains a mailing address at 2101 West SR 434, Suite 221, Longwood, Florida, 32779. The Company's telephone number is (407) 949-9300. The wholly owned subsidiary (Baskin In The Sun, Ltd.) maintains offices at Prospect Reef Hotel, Slaney Point, Tortola, British Virgin Islands, Tel 284-494-2858. The Company does not currently maintain any other office facilities.


EMPLOYEES

     The Company currently employs a staff of five (5). Management of the Company expects to use consultants, attorneys and accountants as necessary and will require a further staff of eight (8) to carry on the intended business plan. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, the Company's officers and directors in addition to Mr. Weller's current salary as President and CEO and Ms. Mitchell's current salary as Executive Vice President. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

                                  RISK FACTORS

     1. CONFLICTS OF INTEREST. Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

     2. NEED FOR ADDITIONAL FINANCING. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

     3. REGULATION OF PENNY STOCKS. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For


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transactions  covered  by the  rule,  the  broker-dealer  must  make  a  special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

     Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

     4. LIMITED OPERATING HISTORY. The parent company was formed in December 1997 in Florida (the subsidiary was incorporated as Marler Industries in BVI in 1971) for the purpose of engaging in any lawful business. The Company is not and has never been profitable. The Company has a limited operating history and has not yet reached a profitable operating stage.

     5. NO ASSURANCE OF SUCCESS OR PROFITABILITY. There is no assurance that the Company will acquire a favorable business opportunity. There is no assurance that the company will generate profits, or that the market price of the Company's common stock will be increased thereby.

     6. LACK OF DIVERSIFICATION. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within the scuba diving and travel industry and therefore increase the risks associated with the Company's operations.

     7. OTHER REGULATION. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

     8. DEPENDENCE UPON MANAGEMENT. Limited Participation of Management. The Company currently has only five individuals who are serving as its officers and directors. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

     9. LACK OF CONTINUITY IN MANAGEMENT. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future.

     10. INDEMNIFICATION OF OFFICERS AND DIRECTORS. Florida Revised Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company, which it will be unable to recoup.

     11. DIRECTOR'S LIABILITY LIMITED. Florida Revised Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     12. DEPENDENCE UPON OUTSIDE ADVISORS. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

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

     13. COMPETITION. The travel marketing and dive business is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company.

     14. NO FORESEEABLE DIVIDENDS. The Company has not paid dividends on its common stock and does not anticipate paying such dividends in the foreseeable future.

     15. NO PUBLIC MARKET EXISTS. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     16. RULE 144 SALES. All of the outstanding shares of common stock held by present officers, directors, and stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliated shareholder after the restricted securities have been held by the owner for a period of two years. Nonaffiliated shareholders of the Company who have held their shares for two years under Rule 144(K) are eligible to have freely tradable shares. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

     17. BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a very limited one.

     18. CONTROL BY PRINCIPAL STOCKHOLDERS. The directors and executive officers of the company own a majority of the outstanding common stock in DiveDepot.Com. In particular, Donald Mitchell and entities under his beneficial ownership or control constitute the largest shareholder of the company's common stock. Donald Mitchell is, an officer and director. As a result, Mr. Mitchell may be able to control the election of members of the company's Board of Directors and generally exercise control over the company's corporate actions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the company.

            INDUSTRY RISK FACTORS THAT COULD AFFECT OPERATING RESULTS

     The following factors, together with other risk factors discussed in the "Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Operations and other information contained elsewhere herein, should be considered carefully in evaluating the company and its business.

     1. NARROW GROSS MARGINS FOR AIR TRAVEL RELATED SALES. Approximately 5% of the company's revenues in fiscal 1998 were generated through air travel related sales. As a result of price competition and the entry of airlines into direct competition with the travel industry and, the elimination or reduction of commissions paid by airlines, the company's gross margins on air travel sales will continue to be fairly low, projected to be approximately 12% in fiscal 1999. As a result of the company's narrow gross margins in this product category, fluctuations in net revenues and operating costs may have an impact on the company's operating results. Further declines in the company's air travel gross margins may have an adverse effect on the company's business, financial condition and operating results.

     2. DEPENDENCE ON BRITISH VIRGIN ISLAND OPERATIONS. Disruption of operations at the Baskin In The Sun Island locations for any reason, including power or telecommunications failures, natural disasters such as hurricanes, fires, tornadoes or floods, or work stoppages, would have a material adverse effect on the company's business, operating results and financial condition.

     3.INCREASED EMPHASIS ON INTERNET GENERATED SALES. DiveDepot.Com's adventure travel sales are characterized by higher gross margins than those attainable in general vacation and domestic sales. As a result, the company's goal is to increase the proportion of revenues derived from the provision of adventure travel packages (dive, yacht charter and condo/villa) relative to air only or domestic travel sales. DiveDepot.Com's success in increasing its travel revenues will depend to a certain extent on the use of the internet as a proactive marketing and sales tool backed by the history of the Baskin In The Sun brand, identity, service and reputation. To the extent that DiveDepot.Com does not successfully increase the revenues attributable to its adventure travel business, the company's operating margins may be adversely affected. The company has also implemented a marketing program for selling its travel services, known as the "Partners in Paradise". If travel revenues do not increase sufficiently or the company fails to accurately price its services, the company's business, operating results and financial condition would be materially and adversely affected. In addition, customer acceptance and strong sales of DiveDepot.Com travel services and merchandise and the ability to establish a significant participating group of dive shops or network will have a substantial impact on revenues.

     4. NEED TO RECRUIT AND RETAIN MANAGEMENT, TECHNICAL AND SALES PERSONNEL. The company believes that its future success depends, to a large extent, upon the efforts and abilities of its executive officers, managers, technical and sales personnel. Failure by the company to attract and train skilled managers, technical and sales personnel on a timely basis, or the inability of the company to retain such personnel, could materially and adversely affect the company's business, operating results or financial condition.

     5. MANAGEMENT OF GROWTH. The company has experienced business growth since its entry into the dive and travel industry. This growth has placed, and is expected to continue to place, a significant strain on the company's management, financial, sales, technical and support systems and personnel. The ability to manage its growth effectively will require it to continue to develop and improve its operational, financial and other internal systems and train, manage and motivate its employees. The company has in the past and will continue in the future to evaluate the acquisition of businesses that complement or expand the company's presence and profitability in the sport diving and related travel and merchandising industry. Integrating newly acquired businesses may divert significant management resources and attention from day to day operations.

     6. COMPETITION. The sport diving, adventure travel and dive related merchandising industry is very competitive. DiveDepot.Com expects competition to intensify in the future. As an integrated product and service provider, DiveDepot.Com competes with sellers of travel, and other equipment and diving services providers. Management is not aware of any company, which would compete directly in every phase of the company's operations. Instead, DiveDepot.Com faces competition from a number of different sources and on different levels. Caradonna, Maduro, Island destinations, PADI Travel and others compete with DiveDepot.Com in adventure travel products. In addition to these large and established travel wholesalers, DiveDepot.Com also competes against numerous regional and local companies in the sport diving resort and dive instructional areas and many of these competitors have longstanding customer relationships. For the dive travel markets, there is intense competition from destinations that have much cheaper air fare from the United States and less expensive hotel accommodations.

     Many of the company's competitors have greater financial, technical and marketing resources. As a result, such companies may be able to respond more quickly to new or emerging changes in customer needs or devote more resources to the development, promotion and sales of their services than DiveDepot.Com. In addition, competition could result in price decreases and depress gross margins in the industry. Declines in the company's gross margins may exacerbate the impact of fluctuating net revenues and operating costs on the company's operating results and have a material adverse affect on the company's business, operating results and financial condition.

     The principal competitive factors in the company's industry include the breadth and quality of destinations, and services offerings, availability, pricing, and expertise of the sales and operational workforce. Management believes that it competes favorably with respect to each of these factors. However, there can be no assurance that DiveDepot.Com will, in the future, be able to compete successfully against existing or future competitors or that such competition will not adversely affect DiveDepot.Com's business, operating results and financial condition.

     7. HIGH DEGREE OF LEVERAGE; FUTURE CAPITAL NEEDS. The Company requires substantial capital to fund its business and, in particular, to finance internet and sales and marketing organizational development, accounts receivable, capital expenditures, salaries and lease payments on its Orlando and British Virgin Island facilities. To date, the company has relied on an influx of equity and debt to finance its business and its expansion. As a result, the company is highly leveraged.

     Substantially all of the company's outstanding indebtedness is tied to the prime rate. The company is not currently a party to any financial instruments, which would mitigate the company's exposure to increases in the prime interest rate. Accordingly, increases in the prime rate could adversely impact the company's pretax income or otherwise materially and adversely affect the company's business, operating results or financial condition. Also, there can be no assurance that the company will be able to generate sufficient cash from operations to satisfy future interest and principal payments. In the event that the company is unable to meet its payment obligations or needs additional capital to fund its business, the company would be required to seek alternative sources of financing or attempt to refinance its existing credit facilities. There can be no assurance that such alternative equity or debt funding would be available on terms acceptable to the company, if at all. Under such circumstances, the company's inability to procure additional funding or refinance existing indebtedness would have a material adverse effect on the company's business, operating results and financial condition.

     8. LIABILITY AND RISKS FROM PERSONAL INJURY. The sport diving industry is not highly regulated, and relies on the small group of training agencies to set safety standards. The company operates under a number of local safety regulations and all vessels and dive equipment are inspected annually. All dive instructors must be certified and insured. The company's diving operations are constantly exposed to the possibility of accidents or fatalities related to the sport. A serious accident or fatality could have a serious and material effect on the company's diving operations and could result in civil penalties on behalf of the company, its employees, officers and directors. While the company has all regulatory permits and insurance for its business as presently conducted, and operates to the highest safety standards there can be no assurance that such insurance would cover every contingency.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

IMPORTANT NOTE ABOUT FORWARD LOOKING STATEMENTS

     This Registration Statement contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Predictions of future events are inherently uncertain. Actual events could differ materially from those predicted in the forward looking statements due to a number of factors including but not limited to the risks set forth in the following discussion.

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED IN
PART 1- ITEM 1 OF THIS REPORT AND DIVEDEPOT.COM'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS

     In late 1998 DiveDepot.Com began negotiating to operate the diving concession at the Peter Island Resort in the British Virgin Islands. A concession operating contract was signed with Amway Hotel Corp. and operations commenced at that location on April 1st, 1999. It is managements expectation that this operating unit under the control of the subsidiary Baskin In The Sun, Ltd. will increase to gross sales for the company. Management has worked to reduce overhead and streamline management and operations in the subsidiary Baskin In The Sun, Ltd.

     In early 1999 management determined that there was a need for a dive related internet portal. This portal would be a search engine containing virtually all available information for the industry and also be a transactional based system allowing dive shops, dive resorts and manufacturers the ability to conduct e-commerce between the users and the diving enthusiasts who would avail themselves of the services provided to the diving public. DiveDepot.Com management entered into internet development contracts with Virtacon Corp, Webulate, LLC, Q Sound Corp, and Prismawebs to design support and host the internet portal to be known as DiveDepot.Com. At an extraordinary meeting of shareholders held June 10, 1999 the motion to change the name of the parent corporation to DiveDepot.Com, Inc. was unanimously approved.

     In anticipation of the development of the DiveDepot.Com project, the added vessels and equipment to support the Peter Island operations and for general working capital the company made a private placement offering which raised $435,000.

RESULTS OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2000 COMPARED TO THE SAME PERIOD IN 1999

     The Company had revenues for the three month period of $271,116 in 2000, compared to $206,549 in 1999. The cost of sales in the period in 2000 was $112,026 and in 1999 cost of sales was $55,082. The gross profit was $159,090 in the period in 2000 compared to $151,467 in 1999. The operating expenses in the period in 2000 increased to $406,564 from $182,341 in 1999. The net loss in the period in 2000 was ($256,677) compared to ($36,396) in the period in 1999.

     COST OF REVENUE. Cost of Sales totaled $112,026 (or 41% of sales) for the three months ended June 30, 2000 compared to $55,082 in 1999. Cost of sales consists primarily of costs to provide travel related services to clients; the costs of merchandise sold in the retail stores and to a minor extent the costs fuel and training materials sold to third parties. Management believes that there is significant room for reducing the relative cost of travel services and retail merchandise as volumes increases and buying power is more firmly established. Management has reduced substantially the inventory carried over the last three years and streamlined the purchasing operations.

     OPERATING EXPENSES. (Including Marketing, Sales and Administration). Operating expenses totaled $406,564 for the three months ended June 30, 2000, compared to $182,341 in 1999. Operating expenses include all the ongoing dive operations in the British Virgin Islands. Dive operations expenses are high as a percentage of sales and significant economies of scale can be achieved as diving activities increase. At present, infrastructure and equipment is in place within the companies operations in the BVI to accommodate substantial additional business with only minor capital expenditures, marketing, sales and administration expense consist primarily of personnel expenses, accounting, legal expenses and marketing development, promotion and sales activities, including salary and commissions, costs of marketing programs and the cost of attending various dive shows and travel trade shows. This expenditure reflects a substantial investment in the internet systems, customer support, marketing and sales organizations necessary to support the company's expanded customer base. Management expects marketing, sales and administration expenditures to continue to increase in dollar amount, but to decline as a percentage of revenue. Specifically, the administrative infrastructure of DiveDepot.Com is designed to anticipate future travel, and merchandise sales that have not yet occurred. As these sales occur, administrative expenses will not increase substantially and will decline as a percentage of revenue. The company has also incurred significant administrative costs in fulfilling its regulatory obligations in preparation for and as a potential public entity. Management expects these expenses to remain constant and therefore decline as a percentage of revenue. Together, therefore, management anticipates that marketing, sales and administrative expenses will increase somewhat more modestly than in the previous quarter of the last fiscal year, but decline sharply as percentage of revenue as sales of travel and merchandise increase. Operating loss for the period in 2000 was ($256,677) as compared to ($36,396) in 1999 for the quarter.

     NET LOSS. DiveDepot.Com had a loss of approximately ($211,731) for the quarter June 30, 2000 after an extraordinary gain on sale of fixed assets of $44,945. Net loss for the quarter in 1999 was ($36,396).

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2000

     The Company had sales revenues of $571,017 in the period in 2000 compared to $688,495 for the period in 1999.

     COST OF REVENUE. Cost of Sales totaled $268,431( or 41% of sales) for the period in 2000 compared to $183,605 in 1999. Cost of sales consists primarily of costs to provide travel related services to clients; the costs of merchandise sold in the retail stores and to a minor extent the costs of fuel and training materials sold to third parties.

     OPERATING EXPENSES (Including Marketing, Sales and Administration). Operating expenses totaled $755,207 for the six month period ended June 30, 2000, compared to $607,802 in 1999. Operating expenses include all costs of salaries, rent, utilities, repairs, fuel and all costs associated with the ongoing dive operations in the British Virgin Islands.

     The Company had a loss on operations of ($471,027) in the six month period in 2000, as compared to a loss of ($121,319) in the same period in 1999.

     The Company had an extraordinary gain of $44,945 in the second quarter of 2000 which reduced the net loss for the six month period to ($427,082) compared to ($121,319) in loss for the same period in 1999.

     The loss per share for the six month period in 2000 was ($.21) and in 1999, it was ($.095). Losses can be expected to continue as the Company attempts to expand its business.

     Management believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. DiveDepot.Com may experience significant period-to-period fluctuations in operating results depending upon factors such as the success of the DiveDepot.Com's efforts to expand sales and implement its internet marketing programs and mix of products and services and changes in, and the timing of, expenses relating to development and sales and marketing. Other factors that may contribute to variability of operating results include the timely deployment and implementation of expansion of the DiveDepot.Com outside sales network or internal direct marketing capability, changes in demand for sport diving travel and related products and services, the cyclical nature of marine expenditures and the overall health of the regional and international economy.

LIQUIDITY AND CAPITAL RESOURCES

     To date, the Company has satisfied its cash requirements primarily through debt, the sale of capital stock and through operating revenues. The Company's principal uses of cash are to fund working capital requirements and capital expenditures and to service its vendor, payroll and professional expenses.

CASH FLOWS

     Net cash used in operating activities for the three months ended June 30, 2000 was approximately $110,397. The amount of cash used in operating activities in the period was primarily impacted by the increased costs of operations and expenses associated with commencement opening the new dive operations at Peter Island. Additional cash expenditures were caused by increased costs in supporting the DiveDepot.Com internet development program and the expansion of DiveDepot.Com's management, sales, marketing and organizational infrastructure.

NEED FOR ADDITIONAL FINANCING

     The Company does not have capital sufficient to meet the Company's cash needs, which remain critical due to continuing operating losses. The Company will have to seek loans or equity placements to cover such cash needs.

     No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses as they may be incurred.

     In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current NASDAQ standards include the requirements that the issuer of the securities that are sought to be listed have net tangible assets of at least $4,000,000. The Company does not satisfy the NASDAQ listing criteria, at this time.

RESULTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 1999 COMPARED TO SAME PERIOD IN 1998.

     The Company had revenues of $1,187,538 in 1999 compared to $1,326,414 in 1998. Cost of sales in 1999 was $841,699, compared to a cost of sales in 1998 of $940,038. In 1999 the gross profit was $345,839, and in 1998 gross profit was $386,376.

     The Company incurred operating expenses of $671,971 in 1999 compared to $587,204 in 1998. After amortization of goodwill of $36,811 for each year, the Company sustained a loss on operations totalling ($362,943) in 1999 and ($237,639) in 1998. The net loss was $362,943 in 1999 and ($237,639) in 1998.

     The diving income for the Company rose to $548,502 in 1999 from $415,999 in 1998. Certification income from divers was $76,274 in 1999 compared to $78,090 in 1998. Merchandise sales were $286,666 in 1999 and $290,914 in 1998. Travel package income decreased to $156,333 in 1999 from $372,613 in 1998, as a result of the Company changing its marketing of this area due to unprofitability.

     The Company incurred yacht charter expenses in 1999 of $27,534 for a new travel program not offered in 1998. Repair income was off in 1999 to $26,907 from $40,052 in 1998.

     The Company's largest operational expense items were merchandise costs of $173,634 in 1999 compared to $147,209 in 1998, and salaries of $433,152 in 1999 as compared to $370,108 in 1998. Hotel costs were $95,033 in 1999 as compared to $180,292 in 1998. Diving costs were reduced to $38,097 in 1999 from $132,104 in 1998.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had $15,410 in cash at year end 1999, down from $27,482 at 1998 year end. Current assets were $142,930 and $162,534 at year end 1999 and 1998, respectively. The current liabilities of the Company were $645,543 and $353,854 at year end 1999 and 1998, respectively.

     The Company had inadequate capital and needed to borrow funds or make private placements of stock in order to fund operations and pay liabilities at year end.

CASH FLOWS

     The Company, at year end, had inadequate cash flow to pay accounts payable and current operations costs. The operations deficits of ($362,943) for 1999 and ($237,639) show continued unprofitability in the start up share of the Company's business efforts.


NEED FOR ADDITIONAL FINANCING

     The Company does not have capital sufficient to meet the Company's cash needs. The Company will have to seek loans or equity placements to cover such cash needs.

     No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses as they may be incurred.

     Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

YEAR 2000 ISSUES

     Year 2000 problems result primarily from the inability of some computer software to properly store, recall, or use data after December 31, 1999. These problems may affect many computers and other devices that contain embedded computer chips. Based on a review of its existing information systems, the Company does not anticipate that it will incur significant costs in connection with bring its information systems into compliance with Year 2000 requirements. Most of DiveDepot.Com's software is non-customized third-party software. However, there is no guarantee that the company will not experience disruptions in its operations due to a failure of its vendors, key suppliers, lenders, utility providers or dealers in addressing their individual Year 2000 compliance issues effectively.

     The Company relies on non-IT systems that may suffer from Year 2000 problems, including telephone systems and facsimile and other, office machines. Moreover, the Company relies on third-parties that may suffer from Year 2000 problems that could affect the Company's operations, including banks, reservation systems, and utilities. The Company does not believe that such non-IT systems or third-party Year 2000 problems will affect the Company in a manner that is different or more substantial than such problems affect other similarly situated companies or industry generally. Consequently, the Company does not currently intend to conduct any further readiness assessment of Year 2000 problems or to develop a detailed contingency plan with respect to Year 2000 problems that may affect the Company.

ITEM 3.           DESCRIPTION OF PROPERTY


     None. The Company leases facilities from a non-affiliate for its offices at 2101 West SR 434, Suite 221, Longwood, Florida 32779.


ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

     The following table sets forth as of the date of this Registration Statement, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding common stock of the Company. Also included are the shares held by all executive officers and directors as a group.


5% SHAREHOLDERS/                      NUMBER OF SHARES                OWNERSHIP
BENEFICIAL OWNERS                                                     PERCENTAGE
--------------------------------------------------------------------------------
Norbert D. Weller                         100,000                         4.9%
President, CEO & Director
490 N. Pin Oak Pl. #200
Longwood, FL  32779

Donald Mitchell                           545,027(1)                     27.0%
Chairman & Director
525 Melrose Ave.
Winter Park, FL  32789

Frank Horwich,                            110,000(2)                      5.4%
Secretary & Director
300 S. Jackson St., Suite 100
Denver, CO 80209

Lisa Mitchell,                              75,871                        3.7%
Vice President & Director
525 Melrose Ave.
Winter Park, FL  32789

Carl Dilley,                                80,871                        4.0%
Director
(resigned as President April 2000)
8890 Coral Way, Suite 220
Miami, FL 33176

Baskin in the Sun International, S.A.      200,419                       10.0%
8890 Coral Way, Suite 220
Miami, FL 33165

Dr. Martin Preskin                         125,000                        6.0%
8324 N.W. 40TH Ct.
Coral Springs, FL 33065

Virtacon Corp                              100,000                        4.9%
4910 Blue Lake Drive
Suite 200
Boca Raton, FL 33431

Q Sound Labs, Inc.                         225,000                       11.0%
400-3115 12TH St., NE
Calgary, Alberta, Canada

All directors and executive
Officers as a group (5 persons)            911,769                       45.0%


Each principal shareholder has sole investment power and sole voting power over the shares.

(1) Through Exodus Asset Corp.

(2) Includes shares owned by Webulate, LLC which Mr. Horwich controls.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                  PERSONS.

     The directors and executive officers currently serving the Company are as follows:


NAME                       AGE    POSITION HELD                         TENURE
---------                  ---    ------------------                    ------
Norbert D. Weller          55     President, CEO & Director           Since 2000
Lisa Mitchell              41     Executive Vice President & Dir.     Since 1997
Frank Horwich              39     Secretary & Director                Since 1997
Don Mitchell               66     Chairman & Director                 Since 1999
Carl Dilley                44     Director                            Since 1997


     The directors named above will serve until the net annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.


     NORBERT D. WELLER, age 55 was appointed as President, CEO and Director of the company in April 2000. Mr. Weller has a BS in Business Administration from State University of New York at Buffalo (1972) and MBA course work 1973-75 at State University of New York at Buffalo. From 1992-98 he was employed by Resorts USA, a division of the Rank Group, first as a Vice President-Administration and in 1997 promoted to Executive Vice President. Mr. Weller was employed by Marriott In-Flite Services as Senior Vice President from 1988-1990. From 1990 to 1992 he was an independent writer and consultant for business management.


     FRANK HORWICH, is a Secretary and Director of the Company since 1997. He studied Administration and Psychology at Southern Illinois University from 1978-1979. From 1998 to present he has been President of Webulate, LLC, an information technology consulting company. From 1987 to 1998 he was President, CEO and Director of Secutron Corp. of Denver, Colorado which developed a software system for broker-dealers.

     LISA MITCHELL, Executive Vice President and Director, was the acting General Manager of Baskin In The Sun, Ltd. (the BVI subsidiary) 1995 -1998 and 2000 to present and is one of the founding shareholders. She was employed by Universal Studios Florida in Orlando from 1998 - 2000. Her experience includes over 18 years as Diving Instructor and dive shop management activity. Lisa Mitchell was Retail Manager for the DIVI Operation at the Flamingo Beach Hotel in Bonaire from 1990 to 1993, which is a large dive operation. Lisa served as Training Director at Lady Cyana Divers in Islamorada, Florida from 1985 to 1990, Assistant Manager at Sea Dwellers Sports Center in Key Largo, from 1982 to 1985, and Assistant SCUBA Director at SeaCamp Association from 1980 to 1982. She obtained a BA in 1988 in Resort/Management from George Mason University. She was a Vice President and a Director of Baskin in the Sun International, S.A.
1996-1997, and has been Vice President and Director of the Company since inception in 1997.

     DON MITCHELL, Chairman of the Board and Director, studied at Bridgewater, Virginia and at New York University in New York. Prior to becoming a partner in Asian Strategic Partners in 1998, Mr. Mitchell served as president of an international investment firm in Central America, The Firm of Marc Harris, in 1996. He has been an officer and director of Baskin In The Sun International, Inc. (1997-1999) and Baskin In The Sun International, S.A. (1996-1997). He was a director of IPAC from 1993 to 1996. He was an officer of Revenge Marine, Inc. (1997-1998) and has been an officer of Grant Douglas Publishing since July 1999.


     CARL DILLEY, Director, studied at the College of New Caledonia, in British Colombia where he attended from 1973 to 1974 and, later during 1979 to 1982 completed advanced accounting and financial analysis programs at The University of British Columbia and the University of West Virginia. He is a fellow of the Canadian Securities Institute and holds a designation of F.C.S.I. for completing advanced studies in Canadian Investment Finance. He served for many years in various capacities at the firm of Pemberton Securities that was eventually purchased by Dominion Securities. From 1990 to 1996 Carl served as project manager and director of finance for Industrial Bosque Puerto Carrillo S.A., of Costa Rica (a flooring manufacturer). He has also acted in executive capacity as a CFO for the Firm of Marc M. Harris in Panama in 1996. He became President and Director of Baskin In The Sun International, S.A. in 1996. Mr. Dilley resigned as President of the Company in April 2000, however he remains a Director.


     The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis, except Carl Dilley is full-time.

     None of the Company's officers, except Norbert D. Weller, Lisa A. Mitchell and Carl Dilley and/or directors receives any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. The all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of filing this report, the Company has no funds available to pay officers or directors. Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

     As permitted by Florida Revised Statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

CONFLICTS OF INTEREST

     The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

     Conflict of Interest - General. Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to time. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transact business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so.

ITEM 6.  EXECUTIVE COMPENSATION.

                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES

                                            Annual Compensation                                  Awards
Name & Principal           Year      Salary         Bonus        Other Annual         Restricted        Securities
Position                             ($)            ($)          Comp-                Stock             Underlying
                                                                 ensation ($)         Award(s)          Options
                                                                                      ($)               /SARS (#)
------------------------------------------------------------------------------------------------------------------
Norbert D. Weller          1999      $96,000        0            0                    0                 0
President as of April 2000

Carl Dilley,               1997      $65,000        0            0                    $80,871           0
President (resigned)       1998      $11,000        0            0                    0                 0
                           1999      $27,141        0            0                    0                 0

Frank Horwich,             1997      0              0            0                    0                 0
Secretary                  1998      0              0            0                    0                 0
                           1999      0 (1)          0            0                    0 (1)             0

Lisa Mitchell,             1997      0              0            0                    0                 0
Executive Vice President   1998      $48,000        0            0                    0                 0
                           1999      0              0            0                    0                 0

Don Mitchell,              1997      0              0            0                    0                 0
Chairman                   1998      0              0            0                    0                 0
                           1999      0              0            0                    0                 0


                                              DIRECTORS' COMPENSATION

Name                                 Year      Annual         Meet-       Consulting        Number         Number of
                                               Retainer       ing         Fees/Other        of             Securities
                                               Fee($)         Fees        Fees ($)          Shares         Underlying
                                                              ($)                           (#)            Options
                                                                                                           SARS (#)

A. Director, Norbert D. Weller       1999      0              0           0                 0              0
   (appointed April 2000)

B. Director, Carl Dilley             1998      0              0           0                 0              0
                                     1999      0              0           0                 0              0

C. Director, Frank Horwich           1998      0              0           0                 10,000         0
                                     1999      (1)            0           0                 (1)            0

D. Director, Lisa Mitchell           1998      0              0           0                 0              0
                                     1999      0              0           0                 0              0

E. Director, Don Mitchell            1998      0              0           0                 0              0
                                     1999      0              0           0                 0              0


(1) Mr. Horwich's company, Webulate, LLC, received 100,000 shares of common stock for software development services in 1999.

         Option/SAR Grants Table  (None)

         Aggregated Option/SAR Exercises in Last Fiscal Year an FY-End Option/SAR value (None)

         Long Term Incentive Plans - Awards in Last Fiscal Year  (None)

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Prior to the date of this filing, the Company issued shares to its founders, officers, directors and to the shareholders. Certificates evidencing the common stock issued by the Company to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by the Company.

          a. In 1996 the Company acquired all of the assets and liabilities of Baskin in the Sun International, S.A., a Panamanian corporation, in exchange for 220,418 shares (post split) of common stock of the Company and the assumption of debt of the Panamanian corporation. Messrs. Carl Dilley and Donald Mitchell, Frank Horwich and Lisa Mitchell were officers and directors of Baskin in the Sun International, S.A. at the time of the acquisition. The additional consideration for the acquisition of assets were as follows:

     * Assumption by BITS INT, Inc. of the note and account payable to Donald Mitchell and Exodus Assets Corp., in the amount of $216,471.22.

     * The return to Baskin In The Sun International,S.A. of all of shares of Baskin In The Sun International, S.A.(1,083,939 shares) currently held by 15 S.A. and Exodus Assets Corp.

     * A promissory note from Baskin In The Sun International, Inc. to Baskin In The Sun International, S.A. for $365,247.53.

     *    Assumption of long-term debt in the amount of $352,917.00.

     Norbert D. Weller became President, CEO and Director in April 2000 and was issued 100,000 shares of Registrant's common stock. Mr. Weller replaced Carl Dilley who was President and Director of the Registrant from December 1997 until April 2000. Mr. Dilley received 80,871 shares of common stock of Registrant in December 1997 for services in organizing companies. Lisa Mitchell became Vice President and Director of Registrant and received 75,871 shares of common stock of Registrant for services in organizing the company. Donald Mitchell, through Exodus Assets Corp., received 545,027 shares of common stock of the Registrant in consideration of the conversion of $216,471 in debt owed Mr. Mitchell for cash advances.

          b. Frank Horwich, a Director and Secretary received 10,000 shares of common stock of Registrant in 1998 for agreeing to serve as Director and Secretary. His company Webulate, LLC received 100,000 shares of common stock of Registrant in 1999 for its services in building the software for the database reservations system of Registrant.

          c.   Q  Sound  Labs  received   225,000  shares  of  common  stock  of
               Registrant in 1999 for its services in building the Website - DiveDepot.com.

          d. Virtacon Corp. received 100,000 shares of common stock of Registrant in 1999 for its services in designing parts of the website DiveDepot.com.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

     The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock $.001 par value. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation. As of December 31, 1999, there were 1,831,297 shares issued and outstanding.

     Holders of outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of common stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's common stock are issued, the relative interests of then existing stockholders may be diluted.

TRANSFER AGENT

     The Company has engaged Mountain Share Transfer, Inc., 1625 Abilene Drive, Broomfield, Colorado 80020 as its transfer agent.

REPORTS TO STOCKHOLDERS

     The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were 33 holders of record of the Company's common stock on December 31, 1999. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS


     The Company is a party to only one legal action. That action is in the Circuit Court for Miami - Dade County, Florida, Plaintiff, the firm of Marc M. Harris, on behalf of others has alleged breach of contract, fraud, conversion, and constructive trust. The total amount of the claim by the firm of Marc M. Harris is recorded as long-term debt on the company books and audited financial statements. This debt was acquired in the acquisition of all liabilities and assets of Baskin In The Sun International, S.A. The Company is vigorously defending the action and believes the action is without foundation because the Plaintiff offset accounts containing funds of Baskin In The Sun, S.A. in similar amounts to those claimed. In the event Plaintiff were fully successful, Defendant could sustain a judgment exceeding $217,000, plus interest, which could have a material impact on the Company. The Company filed an answer and a counter claim.


     No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not applicable.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     Since December 1997 (the date of the Company's formation), the Company has sold its common stock to the persons listed in the table below in transactions summarized as follows:

Name and Address                    Purchase Date           # of Shares                Consideration
                                                              Issued

-------------------------------------------------------------------------------------------------------------
Exodus Asset Corp.                  11/01/97                   545,027                  Services/Founder (1)
6829 Kenfig Dr
Falls Church, VA 22042

Carl Dilley                         11/01/97                    80,871                  Services/Founder (1)
8890 Coral Way, Suite 220
Miami, FL 33176

Lisa Mitchell                       11/01/97                     5,871                  Services/Founder (1)
324 Palmetto St.
Oviedo, FL 32765

Claire Abrehart                     06/04/98                     2,964                  Employee Bonus
P.O. Box 3012
RoadTown,
British Virgin Islands

Kevin Dobb                          02/15/99                     3,976                  Employee Bonus
2191 Parkway Blvd.
Coquitlam, BC Canada

M.A. Littman                        02/15/99                     9,880                  Services (1)
10200 W. 44th Ave.
Suite 400
Wheat Ridge, CO 80033

Chris Winter                        02/15/99                     9,880                  Services (1)
7101 Lexington Farm Dr.
Alpharetta, GA 30004

John Hluska                         02/15/99                     1,988                  Employee Bonus
Prospect Reef Resort
RoadTown,
British Virgin Islands

                                       29





Baskin In The Sun                   11/01/97                   200,419                  Founder/Services (1)
International, S.A.
8890 Coral Way, Suite 220
Miami, FL 33165

Frank Horwich                       06/09/99                    10,000                  Director/Stock Bonus
300 S. Jackson St., Suite 100
Denver, CO 80209

Sue Thompson                        02/15/99                     1,000                  Employee Stock Bonus
Prospect Reef Resort
RoadTown,
British Virgin Islands

Jane Barnes                         02/15/99                     1,000                  Employee Bonus
10241 SW 128TH St.
Miami, FL 33176

Barry Potter                        07/01/98                       329                  Services (1)
3087 N.E. 183 Lane
Aventure, FL 33160

Hylton Wright                       07/01/98                     3,293                  $  4,700 *
900 Greenhill Rd.                                                                       @$1.43 per share
Mt. Airy, NC 27030

Abraham Garfinkel                   04/06/99                     5,000                  $ 10,000 *
879 E. 27TH Street                                                                      @$2.00 per share
Brooklyn, NY 11210

Isaac Tietelbaum                    04/06/99                     5,000                  $ 10,000 *
C/O Moses Gluck                                                                         @$2.00 per share
14 Quickway Rd. Unit 101
Monroe, NY 10950

Irwin B. Finch                      03/29/99                    50,000                  $100,000 *
134 Wood Dale Dr.                                                                       @$2.00 per share
Ballston Lake, NY 10219

Paul Sachter                        03/24/99                    10,000                  $ 29,000 *
1785 Whispering Oaks                                                                    @$2.00 per share
Ogden, UT

                                       30





Dr. Martin Preskin                  04/06/99                    50,000                  $100,000 *
8324 N.W. 40TH Ct.                                                                      @$2.00 per share
Coral Springs, FL 33065

Sheldon L. Miller                   03/17/99                    50,000                  $100,000 *
3000 Town Center,                                                                       @$2.00 per share
Suite 1700
Southfield, MI 48074-1188

Earth Care Corp.                    04/06/99                    10,000                  $ 20,000 *
12535 W. Lisbin Rd.                                                                     @$2.00 per share
Brookfield, WI 53005

Rex Schuette                        03/30/99                    10,000                  $ 20,000 *
25 Cider Hill Lane                                                                      @$2.00 per share
Sherborn, MA 01770

Dr. Ira Kalfus                      04/06/99                    10,000                  $ 20,000 *
135 W. 70TH St.                                                                         @$2.00 per share
New York, NY 10023-4458

Wayne Home                          04/06/99                    12,500                  $ 25,000 *
Pine Haven Cir.                                                                         @$2.00 per share
Boca Raton, FL

Ruth Schuler                        04/06/99                     2,500                  $  5,000 *
4188 NW 83 Lane                                                                         @$2.00 per share
Coral Springs, FL 33065-1316

Dr. Luis Cruz                       4/06/99                     15,000                  $ 30,000 *
2260 SW 8TH St.                                                                         @$2.00 per share
Miami, FL 33135

Nico R. Pronk                       4/06/99                     12,500                  $ 25,000 *
1140 SW 21 Ave.                                                                         @$2.00 per share
Boca Raton, FL 33486

Kyle Kennedy                        04/01/99                    48,500                  Services (1)
710 Oakfield Dr.
Suite 206
Brandon, FL 33511

                                       31


Kyle Kennedy                        04/01/99                    25,000                  Services (1)
710 Oakfield Dr.
Suite 206
Brandon, FL 33511

Magnus Opus Capital, Inc.           08/04/99                    23,000                  Services (1)
4910 Blue Lake Drive,
Suite 200

Webulate, LLC                       08/31/99                   100,000                  Services (1)
300 S. Jackson St.
Suite 300
Denver, CO

Virtacon, Corp., Inc.               08/31/99                   100,000                  Services (1)
4910 Blue Lake Drive
Suite 200
Boca Raton, FL 33431

Q Sound Labs, Inc.                  08/31/99                   225,000                  Services (1)
400-3115 12TH St., NE
Calgary, Alberta, Canada


(1) The sales listed above was made for services as listed. All of the listed sales were made in reliance upon the exemption from registration offered by
     Section 4 (2) of the Securities Act of 1933, as amended. Based upon Subscription Agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

* Each of these sales was made in reliance upon Regulation D, Rule 504 as an exemption to Registration under the Securities Act of 1933.



     All of the investors were sophisticated and were known by principals in the company to have business investment experience. The company provided a personal interview with a principal in the company for each investor who explained the business plan, and provided a copies of any documents requested by an investor. Each subscriber executed a subscription agreement in which the subscriber acknowledged a) an understanding of the investment risks, b) an understanding of the nature of the securities as being unregistered, and restricted from transfer
c) an ability to hear economic risk of loss and illiquidity, and d) an investment intent and not a purchase for redistribution.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Florida Revised Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

EXCLUSION OF LIABILITY

     The Florida Corporation Act excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts in violation of the Florida Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

                                    PART F/S

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The response to this Item is included as a separate Exhibit to this report. Please see pages F-1 through F-29.

                   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     (a) Financial Statements and Schedules. The following financial statements and schedules for the Registrant as of June 30, 2000 and for the fiscal year of 1999 are filed as part of this report.


     (1) Financial statements of DiveDepot.com, Inc. (formerly Baskin In The Sun International, Inc.) and subsidiaries.
                                                                          PAGE

Cover Page                                                                 F-1
Index to Financial Statements                                              F-2
Independent Auditor's Report for years ended
     December 31, 1999 and December 31, 1998                               F-3
Consolidated Balance Sheet at end of December 31, 1999                     F-4
Consolidated Statements of Loss and Retained Deficit
     at end of December 31, 1999                                           F-5
Consolidated Statement of Stockholders' Equity at end of December 31, 1999 F-6
Consolidated Statement of Cash Flows at end of December 31, 1999           F-7
Notes to the Consolidated Financial Statements                        F-8 - F-14


Interim Financial Statements for period ended June 30, 2000 (unaudited)

Cover Sheet                                                               F-16
Consolidated Balance Sheet                                             F-17-F-18
Statement of Operations                                                   F-19
Consolidated Statement of Cash Flows                                   F-20-F-21
Stockholders' Equity                                                   F-22-F-23
Notes to Financial Statements                                          F-24-F-29

                                   SIGNATURES:

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:            October 31, 2000

                                DIVEDEPOT.COM, INC.

                                BY:     /S/NORBERT D. WELLER
                                        Norbert D. Weller, President

                                BY:     /S/FRANK HORWICH
                                        Frank Horwich, Secretary

                                BY:     /S/LISA MITCHELL
                                        Lisa Mitchell, Vice President

                                DIRECTORS:

                                BY:     /S/NORBERT D. WELLER
                                        Norbert D. Weller, Director

                                BY:     /S/FRANK HORWICH
                                        Frank Horwich, Director

                                BY:     /S/LISA MITCHELL
                                        Lisa Mitchell, Director

                                BY:     /S/DON MITCHELL
                                        Don Mitchell, Director

                                BY:     /S/CARL DILLEY
                                        Carl Dilley, Director

                          INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE

Cover Page                                                                 F-1
Index to Financial Statements                                              F-2
Independent Auditor's Report for years ended
     December 31, 1999 and December 31, 1998                               F-3
Consolidated Balance Sheet at end of December 31, 1999                     F-4
Consolidated Statements of Loss and Retained Deficit
     at end of December 31, 1999                                           F-5
Consolidated Statement of Stockholders' Equity at end of December 31, 1999 F-6
Consolidated Statement of Cash Flows at end of December 31, 1999           F-7
Notes to the Consolidated Financial Statements                        F-8 - F-14


Interim Financial Statements for period ended June 30, 2000 (unaudited)

Cover Sheet                                                               F-16
Consolidated Balance Sheet                                             F-17-F-18
Statement of Operations                                                   F-19
Consolidated Statement of Cash Flows                                   F-20-F-21
Stockholders' Equity                                                   F-22-F-23
Notes to Financial Statements                                          F-24-F-29

                       DIVEDEPOT.COM, INC. AND SUBSIDIARY

     Consolidated Financial Statements for the Years ended December 31, 1999 and 1998 and Independent Auditors' Report

                       DIVEDEPOT.COM, INC. AND SUBSIDIARY

                                TABLE OF CONTENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                        PAGE

INDEPENDENT AUDITORS' REPORT                                              F-3

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 1999 AND 1998
        Consolidated balance sheets                                       F-4
        Consolidated statements of loss                                   F-5
        Consolidated statements of changes in shareholders' equity        F-6
        Consolidated statements of cash flows                             F-7
        Notes to consolidated financial statements                     F-8-F-14

DELOITTE & TOUCHE        Omar Hodge Building            Telephone: (284)494-2868
                         Wickhams Cay 1                Facsimile: (284) 494-7889
                         P.O. BOX 3083                   E-MAIL: DTT@SURFBVI.COM
                         Road Town, Tortola                     WWW.DELOITTE.COM
                         British Virgin Islands


INDEPENDENT AUDITORS' REPORT

To the Shareholders' of

DIVEDEPOT.COM, INC. AND SUBSIDIARY

We have audited the accompanying balance sheets of DiveDepot.com, Inc. and its subsidiary (the "Group") as of December 31, 1999 and 1998 and the related consolidated statements of loss, of changes in shareholders' equity and of cash flows for the years ended December 31, 1999 and 1998 (all expressed in United States dollars). These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 1999 and 1998, and the results of its operations, changes in shareholders' equity and cash flows for the years ended December 31, 1999 and 1998 in accordance with accounting principles generally accepted in the United States of America.

June 20, 2000
British Virgin Islands

                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                                                          1999                     1998
                                                                             ------------------       ------------------
                                     ASSETS

 CURRENT ASSETS

      Cash                                                                              15,410                   27,482
      Accounts receivable   (Note 3)                                                    84,701                   83,883
      Inventory   (Note 4)                                                              42,819                   51,169
                                                                             ------------------       ------------------
                                                                                       142,930                  162,534
 FIXED ASSETS           (Note 5)                                                     1,423,197                  263,449
 GOODWILL              (Note 6)                                                        662,604                  699,415
 DEFERRED COSTS                                                                              -                   35,701
                                                                             ------------------       ------------------
                                                                                   $ 2,228,731              $ 1,161,099
                                                                             ==================       ==================
                                   LIABILITIES

 CURRENT LIABILITIES
      Bank overdraft     (Note 7)                                                       68,748                   69,349
      Accounts payable                                                                 464,196                  221,930
      Customer deposits                                                                  1,000                      500
      Bank loan     (Note 8)                                                             3,732                    7,075
      Related party loans    (Note 9)                                                  107,867                   55,000
                                                                             ------------------       ------------------
                                                                                       645,543                  353,854
                                                                             ------------------       ------------------
 LONG TERM LIABILITIES

      Bank loan    (Note )                                                                   -                    3,732
      Related party loans    (Note 9)                                                  275,316                  704,889
                                                                             ------------------       ------------------
                                                                                       275,316                  708,621
                                                                             ------------------       ------------------

                              SHAREHOLDERS' EQUITY

 SHARE CAPITAL           (Note 10)                                                       1,831                    3,036
 CONTRIBUTED SURPLUS                                                                 1,932,597                  359,201
 RETAINED DEFICIT                                                                     (626,556)                (263,613)
                                                                             ------------------       ------------------
                                                                                     1,307,872                   98,624
                                                                             ------------------       ------------------
                                                                                   $ 2,228,731              $ 1,161,099
                                                                             ==================       ==================

 APPROVED BY THE BOARD OF DIRECTORS:

/s/CARL DILLEY
-----------------------
 Director


                 See notes to consolidated financial statements

                      DIVEDEPOT.COM, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF LOSS
                   YEARS ENDED AT DECEMBER 31, 1999 AND 1998
                     (EXPRESSED IN UNITED STATES DOLLARS)
                                                                                             1999                    1998
                                                                                ------------------       -----------------

 SALES                                                                                  1,187,538               1,326,414
 COST OF SALES                                                                            841,699                 940,038
                                                                                ------------------       -----------------
 GROSS PROFIT                                                                             345,839                 386,376
 OPERATING EXPENSES                                                                       671,971                 587,204
 AMORTIZATION OF GOODWILL                                                                  36,811                  36,811
                                                                                ------------------       -----------------
 OPERATING LOSS BEFORE INCOME TAXES                                                      (362,943)               (237,639)
 INCOME TAXES                                                                                   -                       -
                                                                                ------------------       -----------------
 NET LOSS                                                                              $ (362,943)             $ (237,639)
                                                                                ==================       =================



                 See notes to consolidated financial statements

                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1999 AND 1998
                      (EXPRESSED IN UNITED STATES DOLLARS)
                                                                                                                         Total
                                  Shares                Share             Contributed          Retained deficit      shareholders'
                                outstanding           capital               surplus                                     equity
                                                         $                     $                    $                     $
                             -----------------    -----------------    ------------------   -------------------    -----------------
SHAREHOLDERS' EQUITY
AT JANUARY 1, 1998                  1,561,571                1,562               335,564               (25,974)             311,152

Issue of shares                       565,975                  566                23,637                     -               24,203
Share split                           908,773                  908                     -                     -                  908
Net loss                                    -                    -                     -              (237,639)            (237,639)
                             -----------------    -----------------    ------------------   -------------------    -----------------
SHAREHOLDERS' EQUITY
AT DECEMBER 31, 1998                3,036,319                3,036               359,201              (263,613)              98,624

 Issue of shares                      831,297                  831             1,571,360                     -            1,572,191
 Reverse share split               (2,036,319)              (2,036)                2,036                     -                    -
 Net loss                                   -                    -                     -              (362,943)            (362,943)
                             -----------------    -----------------    ------------------   -------------------    -----------------

SHAREHOLDERS' EQUITY
AT DECEMBER 31, 1999                1,831,297              $ 1,831           $ 1,932,597            $ (626,556)         $ 1,307,872
                             =================    =================    ==================   ===================    =================


Share split (1.5 shares for each share at March 31, 1998) Reverse share split (1 share for each 3.036 shares at January 01, 1999)

                       See notes to financial statements

                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED DECEMBER 31, 1999 AND 1998
                     (EXPRESSED IN UNITED STATES DOLLARS)

                                                                                             1999                    1998
                                                                                ------------------       -----------------
 CASH FLOW PROVIDED BY/(USED IN):

      OPERATING ACTIVITIES
          Net loss                                                                       (362,943)               (237,639)
          ADJUSTMENTS FOR ITEMS NOT INVOLVING THE MOVEMENT OF CASH:
             Depreciation                                                                 108,572                  86,925
             Amortization of goodwill                                                      36,811                  36,811
             Loss on sale of fixed assets                                                       -                   4,291
          CHANGES IN NON-CASH WORKING CAPITAL
             Accounts receivable                                                             (818)                  2,918
             Inventory                                                                      8,350                  26,637
             Accounts payable                                                            242,266                   92,033
             Customer deposits                                                                500                 (29,854)
             Income taxes                                                                       -                  (6,687)
                                                                                ------------------       -----------------
                                                                                           32,738                 (24,565)
                                                                                ------------------       -----------------
      INVESTING ACTIVITIES

          Purchase of fixed assets                                                     (1,268,320)                (17,588)
                                                                                ------------------       -----------------
                                                                                       (1,268,320)                (17,588)
                                                                                ------------------       -----------------
      FINANCING ACTIVITIES
          Proceeds from sale of shares                                                        831                     566
          Share split                                                                      (2,036)                    908
          Contributed surplus                                                           1,573,396                  23,637
          Deferred costs                                                                   35,701                 (35,701)
          Repayment of bank loans                                                          (7,075)                 (6,291)
          Related party loans                                                            (376,706)                (28,369)
                                                                                ------------------       -----------------
                                                                                        1,224,111                 (45,250)
                                                                                ------------------       -----------------

DECREASE IN CASH                                                                          (11,471)                (87,403)
CASH, BEGINNING OF YEAR                                                                   (41,867)                 45,536
                                                                                ------------------       -----------------
CASH, END OF YEAR                                                                       $ (53,338)              $ (41,867)
                                                                                ==================       =================

REPRESENTED BY:
Cash                                                                                       15,410                  27,482
Bank overdraft                                                                            (68,748)                (69,349)
                                                                                ------------------       -----------------
                                                                                        $ (53,338)              $ (41,867)
                                                                                ==================       =================

                 See notes to consolidated financial statements

                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                      (EXPRESSED IN UNITED STATES DOLLARS)


1.       INCORPORATION AND ACTIVITY

         DIVEDEPOT.COM, Inc. (the "Company") was incorporated on December 1, 1997 in the State of Florida (USA) under the Florida Business Corporation Act. During 1999, DIVEDEPOT.COM, Inc changed its name from Baskin in the Sun, International, Inc. The principal activity of the Company is that of a holding company.

2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PREPARATION

         The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and the significant accounting policies are as follows:

         BASIS OF CONSOLIDATION

         The consolidated financial statements incorporate the results of the Company and its subsidiary Baskin in the Sun Limited.

         INVENTORY

         Inventory is valued at the lower of cost and net realizable value on a first in, first out basis. Cost includes any expenditure incurred in bringing the inventory to its present condition. Net realizable value is the expected selling price less any associated selling costs.

         FIXED ASSETS

         Fixed assets are recorded at cost. Depreciation, which is based on the cost of the asset, is computed using the straight-line method at the following annual rates:

                              Compressor equipment                        15%
                              Computer equipment                          331/3%
                              Furniture & fixtures                        15%
                              Machinery and other equipment               15%
                              Motor vehicles                              25%
                              Motor vessels                               15%
                              Rental equipment                            10%

         The cost of the website will be amortized at 331/3% when it will be completed and satisfactorily brought on-line.

         GOODWILL

         The goodwill originated on purchase of the subsidiary and is amortized over 20 years commencing January 1, 1998.

         INCOME TAXES

         The Company is liable to income taxes at 22% of its operating income and accounts for this using the liability method.

         The subsidiary is liable to income taxes at 15% of its operating income and accounts for this using the liability method.

                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                      (EXPRESSED IN UNITED STATES DOLLARS)


2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)


         REVENUE RECOGNITION

         Diving and certification income is recognized on the completion of the activity. Merchandise income is recognized when items are sold and title has passed.

3.       ACCOUNTS RECEIVABLE


                                             1999                1998
                                        ---------------------------------
          Trade                              69,609              71,162
          Utility                             3,533               6,352
          Prepaid expenses                   11,559               6,369
                                        ---------------------------------
                                        $    84,701         $    83,883
                                        =================================

         Included in trade receivables are amounts owed by related parties amounting to $23,800 (1998- $23,700), which are on normal commercial terms.

4.       INVENTORY


                                             1999                1998
                                        --------------------------------
          Merchandise                        39,748              34,397
          Spares                                  -              13,514
          Teaching materials                  3,071               1,987
          Fuel                                    -               1,271
                                        --------------------------------
                                        $    42,819         $    51,169
                                        ================================

                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                      (EXPRESSED IN UNITED STATES DOLLARS)


5.  FIXED ASSETS

                      Compressor     Computer     Website   Furniture &  Machinery &   Motor        Motor      Rental      Total
                       Equipment    Equipment                Fixtures    Equipment    Vehicles      Vessels   Equipment
                      -----------  ------------ -----------  --------   -----------  ----------  -----------  ----------  --------

COST

   January 1, 1999        54,468       16,121            -    21,752       64,898      35,300      328,664      75,204      596,407
   Additions              10,381       10,950    1,060,000     8,170        4,754           -      151,885      22,180    1,268,320
   Disposals                   -       (5,842)           -         -            -           -            -      (5,298)     (11,140)
                      ------------ ------------ -----------  --------   -----------  ----------  -----------  ---------- ----------
   December 31, 1998      64,849       21,229    1,060,000    29,922       69,652      35,300      480,549      92,086    1,853,587
                      ------------ ------------ ------------ --------   -----------  ----------- -----------  ---------- -----------



ACCUMULATED DEPRECIATION

   January 1, 1998        44,565       13,159            -    17,329       31,437      35,080      141,441      49,947      332,958
   Charge for the year     6,657        5,479            -     3,794        6,527         220       72,082      13,813      108,572
   Disposals                   -       (5,842)           -         -            -           -            -      (5,298)     (11,140)
                      ------------ ------------ ------------ ---------  ----------- ----------  -----------  ----------  -----------
   December 31, 1998      51,222       12,796            -    21,123       37,964      35,300      213,523      58,462      430,390
                      ------------ ------------ ------------ ---------  ----------- ----------  -----------  ----------  -----------

NET BOOK VALUE

   December 31, 1999    $ 13,627      $ 8,433   $1,060,000   $ 8,799     $ 31,688         $ -    $ 267,026    $ 33,624   $1,423,197
                       ===========  =========== ============ =========  ===========  ==========  ===========  ========== ==========

   December 31, 1998     $ 9,903      $ 2,962          $ -   $ 4,423     $ 33,461       $ 220    $ 187,223    $ 25,257    $ 263,449
                       ===========  =========== ============ =========  ===========  ==========  ===========  ========== ==========



                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                      (EXPRESSED IN UNITED STATES DOLLARS)


6.      GOODWILL

                                             1999                1998
                                        ---------------------------------
          Goodwill                           736,226             736,226
          Amortization of goodwill           (73,622)            (36,811)
                                        ---------------------------------
                                        $    662,604             $699,415
                                        =================================


7.     BANK  OVERDRAFT

       The bank overdraft is secured by a charge on the assets of the subsidiary company and bears interest at 11% per annum.

8.      BANK LOAN

        The bank loan bears interest at 2.5% above Barclays Bank Prime Rate, and is repayable over a maximum of three years. The loan is secured by a debenture registered over the subsidiary company's assets.


                                             1999                1998
                                        ----------------------------------
          Bank loan is secured by a
          charge over the assets of the
          subsidiary company.  The loan
          bears interest at 2.5% above
          Barclays prime rate and is
          repayable by June 2000, in
          monthly instalments of $655
          including interest.                3,732               10,807

          Less: current portion             (3,732)              (7,075)
                                        ----------------------------------
                                        $         -         $     3,732
                                        ==================================

                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                      (EXPRESSED IN UNITED STATES DOLLARS)



9.      RELATED PARTY LOANS

                                             1999                1998
                                        -----------------------------------

Related party promissory note bears
interest at 10% per annum                         -              369,392

Related party loan which bears interest
at 3% over New York prime rate.  It is
repayable in monthly instalments of
$4,583 plus interest.                        275,316             336,572

Related party loan which is unsecured
bears no interest and has no fixed terms
of repayment.  It is not expected to be
repaid within the next year.                  79,867              25,925

Unsecured loan which bears interest
at 8% per annum.  It is repayable in
quarterly instalments of $560.                28,000              28,000

                                        ------------------------------------
                                             383,183             759,889

Less: current portion                       (107,867)            (55,000)
                                        ------------------------------------
                                        $    275,316        $    704,889
                                        ====================================


10.    SHARE CAPITAL

                                             1999                1998
                                        ------------------------------------
Authorized
     50,000,000 Ordinary shares
     of $0.001 par value each           $     50,000        $     50,000
                                        ====================================
Issued and fully paid
     1,831,297 (1998-3,036,319)
     Ordinary shares                    $      1,831        $      3,036
                                        ====================================

                                             1999                1998
                                        ------------------------------------
Stock options to the website suppliers            no                  no

     Options exercisable at $2.00 per       250,000                   -
     share                              ====================================

                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                      (EXPRESSED IN UNITED STATES DOLLARS)


11.      STOCK PLAN

       The Group has established an informal Stock Plan (the "Plan") whereby it grants ordinary shares of the Company to employees who have at least one year's service and have benefited the Group. The Plan provides that employees are chosen by the Group's Chairman and approved by the Board of Directors based on performance and dedication. During the year, the number of shares distributed under the Plan were 20,000 (1998 - 555,975).

12.    STOCK OPTIONS

       During the year, the Group granted stock options on 250,000 shares of the Company to software developers as part of the compensation to design and develop a corporate website on behalf of the Group. The stock options are exercisable at $2.00 per share within a five year period from the date of grant. None of the options were exercised during the year.

13.    INCOME TAXES

       The Company has $539,382 of estimated tax losses which it can carry forward and set off against future income.

14.    LEASE COMMITMENTS

        The Group has  various  lease  commitments  in respect of its  premises.
        Future lease payment will total $138,906, including the following amounts over the next three years.

                                   December 31              Commitment
                                   --------------           --------------
                                   2000                     $    68,027
                                   2001                          48,844
                                   2002                          22,035

        In addition to the above there is also a lease agreement with Peter Island Resort. In accordance with this lease the Company must pay 15% of the total of all goods and services billed to guests of Peter Island. During 1999 the Company paid $10,332 (1998 - Nil) to Peter Island Resort. The lease was issued in April 1999 and will expire in 2 years.

15.      INFORMATION ON SUBSIDIARY

                                                                                                           PORTION
                                         PLACE OF                          DATE OF                       OF VOTING
       NAME                              INCORPORATION                 INCORPORATION                   SHARES HELD
       ----                              -------------                 -------------                   -----------

       Baskin in the Sun Limited         British Virgin Islands        May 2, 1972                            100%



                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                      (EXPRESSED IN UNITED STATES DOLLARS)


16.      CONTINGENCIES

        DiveDepot.com, Inc. is defendant in a legal action. The Plaintiffs are seeking relief for an alleged breach of contract, fraud, and have also requested a constructive trust to be imposed by the Court. The Company has vigorously defended the action and believes the action is without foundation. Due to a lack of record activity and of prosecution on the part of the Plaintiffs for approximately one year, the Company will be seeking to dismiss the action. In the event that the Plaintiffs were ultimately successful, the Company could potentially sustain a judgment, exceeding $217,000, plus interest.

17.      COMPARATIVES

        Certain comparative figures have been reclassified to conform with the current year's presentation.

                               DIVEDEPOT.COM, INC.
                       CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE PERIOD ENDED JUNE 30, 2000
                                  (Unaudited)

                               TABLE OF CONTENTS

Interim Financial Statements for period ended June 30, 2000 (unaudited)

                                                                         PAGE

Cover Sheet                                                               F-16
Consolidated Balance Sheet                                             F-17-F-18
Statement of Operations                                                   F-19
Consolidated Statement of Cash Flows                                   F-20-F-21
Stockholders' Equity                                                   F-22-F-23
Notes to Financial Statements                                          F-24-F-29


                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                                  BALANCE SHEET
                     AS OF JUNE 30, 2000 AND MARCH 31, 2000

                                                                          ASSETS
                                                                          ------

                                                                                          JUNE 30         DECEMBER 31
CURRENT ASSETS                                                                               2000           1999
--------------                                                                               ----           ----


            Cash                                                                               $ 84,240   $   15,410
            Accounts Receivable (Note 3)                                                         49,042       84,701
            Inventory           (Note 4)                                                         42,869       42,819
                                                                                               ----------     ----------
                        Total Current Assets                                                    176,151      142,930

FIXED ASSETS                         (Note 5)                                                 1,759,837    1,423,190

GOODWILL                             (Note 6)                                                   644,198      662,604
                                                                                               ----------     ---------

                        TOTAL ASSETS                                                         $2,580,186   $2,228,731
                                                                                               =========================



                                             LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES

            Bank Overdraft           (Note 7)                                                  $   52,482   $   68,748
            Accounts Payable                                                                      592,079      464,196
            Customer Deposits                                                                       1,359        1,000
            Bank Loan                (Note 8)                                                           0        3,732
            Related Party Loans      (Note 9)                                                     205,791      107,867
                                                                                                 ----------    --------
                                                       Total Current Liabilities                  851,711      645,543
                                                                                                 ----------    --------
               See accompanying notes to the financial statements


LONG TERM LIABILITIES

            Bank Loan                                                                                  --             --
            Related Party Loans                                                                   242,927        275,316
            Bonds Payable                                                                         254,000             --
                                                                                                  ------------------------
                                                     Total Long Term Liabilities                  496,927        275,316
                                                                                                  ------------------------
                        TOTAL LIABILITIES                                                       1,348,638        920,859



                                                            STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY (DEFICIT)

            Common stock, $.001 par value, 50,000,000 authorized,                                   2,031          1,831
               2,031,297 shares issued and outstanding as of
            June 30,  2000 and  1,831,297 as of December 31, 1999
            Additional paid in capital                                                          2,332,396      1,932,957
            Retained earnings                                                                  (1,052,879)      (626,556)
            Less: Treasury stock (12,500 shares)                                                  (50,000)            --
                                                                                                ---------------------------
                        Total Stockholders' Equity                                              1,231,548      1,307,872
                                                                                                ---------------------------

                        TOTAL LIABILITIES AND EQUITY (DEFICIT)                                $ 2,580,186    $ 2,228,731
                                                                                                ===========================


                  See accompanying note to financial statements

                                                  DIVEDEPOT.COM, INC. AND SUBSIDIARY
                                                 CONSOLIDATED STATEMENT OF OPERATIONS
                                          FOR THE THREE MONTHS ENDING JUNE 30, 2000 AND 1999,
                                           THE SIX MONTHS ENDING JUNE 30, 2000 AND 1999 AND
                                          FROM INCEPTION (DECEMBER 1, 1997) TO JUNE 30, 2000



                                THREE MONTHS     THREE MONTHS      SIX MONTHS       SIX MONTHS
                                ENDING           ENDING            ENDING           ENDING
                                JUNE 30          JUNE 30           JUNE 30          JUNE 30       FROM
                                  2000              1999              2000             1999       INCEPTION
                           ------------------------------------------------------------------------------------------

SALES                           $   271,116       $206,549       $   571,017    $   688,495    $ 3,163,443


COST OF SALES                   $   112,026       $ 55,082       $   268,431    $   183,606    $ 1,699,919
                                    ----------------------------------------------------------------------

GROSS PROFIT                    $   159,090       $151,467       $   302,586    $   504,889    $ 1,463,524


OPERATING EXPENSES                  406,564       $182,341           755,207        607,802      2,469,079

AMORTIZATION OF GOODWILL              9,203       $  5,522           18,406         18,406         92,028
                                    ----------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME
TAXES AND EXTRAORDINARY ITEMS      (256,677)     ($ 36,396)        (471,027)      (121,319)    (1,097,583)
                                    ----------------------------------------------------------------------

EXTRAORDINARY ITEM:  GAIN ON
SALE OF FIXED ASSETS                 44,945              0          44,945                0         44,945

INCOME TAXES                              0              0                 0              0              0
                                    ---------------------------------------------------------------------

NET INCOME (LOSS)               $  (211,731)     ($ 36,396)      $  (427,082)   $  (121,319)   $(1,052,636)
                                    ======================================================================

         Weighted Average         1,956,297      1,956,297        1,956,297      1,280,315
         Number of Shares

         Basic EPS              $    (0.108)      $  (.019)      $    (0.21)    $   (0.095)


               See accompanying notes to the financial statements


                                                     DIVEDEPOT.COM AND SUBSIDIARY
                                                         STATEMENT OF CASH FLOWS
                                                         STATEMENT OF OPERATIONS
                                          FOR THE THREE MONTHS ENDING JUNE 30, 2000 AND 1999,
                                             THE SIX MONTHS ENDING JUNE 30, 2000 AND 1999
                                           FROM INCEPTION (DECEMBER 1, 1997) TO JUNE 30,2000

                                                             THREE MONTHS    THREE MONTHS    SIX MONTHS      SIX MONTHS
                                                             ENDING          ENDING          ENDING          ENDING
                                                             JUNE 30         JUNE 30         JUNE 30         JUNE 30      FROM
                                                             2000            1999            2000            1999         INCEPTION
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (FOR)
OPERATING ACTIVITIES
         Net Income (Loss)                                     (211,731)    (36,396)         (426,081)        (121,319)   (840, 906)

Adjustments for items not involving the movement of cash:

   Receivables - related parties
   Accounts Receivable                                      $    15,995    $   7,927        $  35,659    $    26,423    ($   65,037)
   Depreciation                                             $    26,477    $  27,591        $  53,126    $    55,182     $  225,383
   Inventory                                                       --     ($   8,360)      ($      50)  ($    27,865)   ($   42,869)
   Accounts Payable                                         $   111,199    $   4,493        $ 127,883    $    14,977     $  528,691
  Customer Deposits                                         $       359    $     300        $     359          $1000    ($   29,354)
  Amortization of Goodwill                                  $     9,203    $   9,203        $  18,406    $    18,406    $    82,825
  Gain On Sale of Fixed Assets                                ( $44,945)          --       ($  44,945)            --    $     4,291
  Other                                                    ($    16,954)          --       (   16,954)            --    $     1,999
                                                           -------------------------------------------------------------------------
Total adjustments to net income                             $   101,334    $  41,154        $ 173,484    $    88,123    $   705,929

Net cash provided by (used in)
operating activities                                       ($   110,397)   $   4,758       ($ 252,597)  ($    33,196)  ($   134,977)

CASH FLOWS FROM (FOR)
INVESTING ACTIVITIES
   Proceeds from Sale of Fixed Assets                       $    60,000                     $  60,000
   Purchase of Subsidiary (net of cash acquired)                                                                        ($1,041,013)
   Purchase of Fixed Assets                                (    $40,167)  ($ 312,753)      ($  50,133)   ($1,042,510)   ($1,331,400)
                                                           -------------------------------------------------------------------------
   Net cash provided by (used in)
   operating activities                                     $    19,833   ($ 312,753)       $   9,867    ($ 1,042,510)  ($2,372,413)

               See accompanying notes to the financial statements



CASH FLOWS FROM (FOR)
INVESTING ACTIVITIES

   Purchase of treasury stock                                                              ($   50,000)                ($    50,000)
   Proceeds from bank loan                                                                                                   17,109
   Repayment on bank loan                                                                                ($     2,146) ($    13,366)
   Proceeds from loan
   Repayment on loan                                       ($    1,847)   ($     844)      ($    3,732)                ($     1,885)
   Proceeds from sale of shares                                            $ 340,500                      $ 1,135,000   $   340,595
   Contributed Surplus                                                                                                  $ 1,595,869
   Share split                                                                                                         ($     2,036)
   Related party loans                                     ($   22,118)    $   5,245        $   65,535    $    17,484   $   423,014
   Proceeds from issuance
   of bonds pay                                             $    8,000            --        $  254,000                  $   246,000
   Deferred Costs                                                         ($   3,231)                    ($    10,770)  $    30,354
   Add'l paid in capital
   Net cash provided by (used in)
   Investing activities                                    ($   15,965)    $ 341,870        $  265,803    $ 1,139,568   $ 2,585,654

CASH RECONCILIATION

    Net increase (decrease)
    in cash                                                ($  106,529)    $  33,876        $   23,073    $    63,862   $    78,264
    Beginning cash balance                                  $  138,287    ($  11,881)       $   84,949   ($    41,867) ($    49,669)
                                                            ------------------------------------------------------------------------
CASH BALANCE AT END
OF PERIOD                                                   $    31,758    $  21,995        $   108,022   $    21,995   $    28,595
                                                            ========================================================================


               See accompanying notes to the financial statements


                                  DIVEDEPOT.COM
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
         FOR THE PERIOD OF INCEPTION (DECEMBER 1 1997 TO JUNE 30, 2000)

                                                                          ADDITIONAL
                                  COMMON                     STOCK         PAID-IN     INCOME
                                  SHARES                     AMOUNT        CAPITAL     (LOSS)          TOTAL
                                  ------                     ------        -------     ------          -----


Issuance of shares of
common stock on Nov 1, 1997
$.001 per share                1,022,987                        1023          --            --          1023

Net (loss) from inception
on Dec 1, 1997 through
Dec 31, 1997                                                                             (25,974)      (25,974)

Balance December 31,1997       1,022,987                        1023                     (25,974)      (24,951)

Issuance of shares of
common stock on June 4,
1998 for $.001 per share           2,964                           3          --            --               3

Issuance of shares of
common stock on July 1,
1998 for $1.43 per share           3,622                           4         5,176          --            5180

Net (loss) through
December 31, 1998                                                                       (237,639)     (237,639)
                                  ----------                   ----------    ----------  ----------    ----------
Balance December 31, 1998      1,029,573                        1030         5,176      (263,613)     (257,407)


Issuance of shares of
common stock on Feb 15,
1999 for $.001 per share          27,724                          28          --            --              28

Issuance of shares of
common stock on March 7,
1999 for $ 2.00 per share         50,000                          50        99,950          --         100,000

Issuance of shares of
common stock on March 24,
1999 for $ 2.00 per share         10,000                          10        19,990          --          20,000

Issuance of shares of
common stock on March 29,
1999 for $ 2.00 per share         50,000                          50        99,950          --          50,000

Issuance of share of
common stock on March 30,
1999 for $ 2.00 per share         10,000                          10        19,990          --          20,000

Issuance of shares of
common stock on March 31,
1999 for $ 7.934 per share        20,000                          20       158,660          --          40,000

Issuance of shares of
common stock on April 1,
1999 for $ .001 per share         73,500                          73          --            --              73

Issuance of shares of
common stock on April 6,
1999 for $ 2.00 per share        122,500                         122       244,878          --         245,000

               See accompanying notes to the financial statements

                                  DIVEDEPOT.COM
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
         FOR THE PERIOD OF INCEPTION (DECEMBER 1 1997 TO JUNE 30, 2000)

                                                                          ADDITIONAL
                                  COMMON                STOCK              PAID-IN          INCOME
                                  SHARES                AMOUNT             CAPITAL          (LOSS)          TOTAL
                                  ------                ------             -------          ------          -----

Issuance of shares of
common stock on June 9,
1999 for $ .001 per share          10,000              10                                                     10

Issuance of shares of
common stock on August 4,
1999 for $ .001 per shares         23,000              23                                                     23

Issuance of shares of
common stock on August 31,
1999 for $ 2.00 per share         325,000             325                   649,675                      650,000

Issuance of shares of
common stock on August 31,
1999 for $7.93 per share           80,000              80                   634,328                      634,408

Net (loss) through
December 31, 1999                                                                       (362,943)       (362,943)
                                 ---------------------------------------------------------------------------------
Balance December 31. 1999       1,831,297           1,831                 1,932,596     (626,556)      1,307,874


Issuance of shares of
common stock on Feb 1,
2000 for $ 2.00 per share         100,000             100                   199,900                      200,000

Issuance of shares of
common stock on March 1,
2000 for $ 2.00 per share         100,000             100                   199,900                      200,000

Treasury stock purchased          (12,500)

Net income(loss) for period
through March 31, 20000                                                                 (214,350)       (214,350)

Net income (loss) for period
through June 30, 2000                                                                   (211,731)       (211,731)

Cumulative Balance,
June 30, 2000                   2,018,797           2,031                 2,332,396   (1,052,637)      1,281,793


                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      June 30, 2000 and December 31, 1999
                      (Expressed in United States dollars)

1.    INCORPORATION AND ACTIVITY

          DIVEDEPOT.COM, Inc. (the "Company") was incorporated on December 1, 1997 in the State of Florida (USA) under the Florida Business Corporation Act. During 1999 DIVEDEPOT.COM, Inc. changed its name from Baskin in the Sun, International, Inc. The principal activity of the Company is that of a holding company. It owns a subsidiary, Baskin in the Sun LTD.

2.       SIGNIFICANT ACCOUNTING POLICIES

         Basis of preparation
         --------------------

         The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and the significant accounting policies are as follows:

         Basis of consolidation
         ----------------------

         The consolidated financial statements incorporate the results of the Company and its subsidiary.


         Inventory
         ---------

         Inventory is valued at the lower of cost and net realizable value on a first in, first out basis. Cost includes any expenditure incurred in bringing the inventory to its present condition. Net realizable value is the expected selling price less any associated selling costs.

         Fixed assets
         ------------

         Fixed assets are recorded at cost. Depreciation, which is based on the cost of the asset, is computed using the straight-line method at the following annual rates:

                             Compressor equipment                     15%
                             Computer equipment                       33 1/3%
                             Furniture & Fixtures                     15%
                             Machinery and other equipment            15%
                             Motor vehicles                           25%
                             Motor vessels                            15%
                             Rental equipment                         10%

         The cost of the website will be amortized at 33 1/3% when it will be completed and satisfactorily brought on-line.


         Goodwill
         --------

         The goodwill originated on purchase of the subsidiary and is amortized over 20 years commencing of January 1, 1998.

                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      June 30, 2000 and December 31, 1999
                      (Expressed in United States dollars)

         Income taxes
         ------------

         The Company is liable to income taxes at 22% of its operating income and accounts for this using the liability method. The subsidiary is liable to income taxes at 15% of its operating income and accounts for this using the liability method.

         Revenue recognition
         -------------------

         Diving and certification income is recognized on the completion of the activity. Merchandise income is recognized when items are sold and title has passed.

3.       ACCOUNTS RECEIVABLE

                                            June 30, 2000      March 31, 1999

                                             -------------       --------------
          Trade                               26,461              47,557
          Utility                              3,533               3,533
          Prepaid expenses                    19,048              13,946
                                             -------------       --------------
                                             $ 49,042           $ 65,036
                                             =============       ==============



4.       INVENTORY

                                             June 30, 2000       March 31, 2000

                                             -------------       --------------
          Merchandise                             39,748              39,748
          Spares                                       0                   0
          Teaching materials                       3,121               3,071
          Fuel                                         -                   -
                                             -------------       --------------
                                              $   42,869         $    42,819
                                             =============       ============



                                                  DIVEDEPOT.COM, INC. AND SUBSIDIARY
                                              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                        JUNE 30, 2000 AND 1999

5.  FIXED ASSETS

                              Compressor    Computer     Website  Furniture  Machinery &   Motor    Motor     Rental     Total
                              Equipment     Equipment             & Fixtures  Equipment  Vehicles  Vessels  Equipment
                              ---------     ---------    -------  ----------  ---------  --------  -------  ---------  --------
Cost

       March 31,2000            64,815       21,229     1,460,000   29,922     69,652     35,300   480,549    92,086   2,263,553
         Additions               1,357           0         25,000    1,476      1,476        0       1,550    10,550      41,400
         Disposals                 0             0           0         0           0         0     119,415      0        119,415
                             ------------ ------------ ---------- ---------  ----------   ------   -------   -------   ---------
       June 30, 2000            71,172       21,229     1,485,000   31,389     71,128     35,300   362,684   107,636   2,185,538


  Accumulated Depreciation

       March 31, 2000           53,072       14,566         0       22,072     39,596     35,300   231,544    60,890    457,040
   Charge for the Quarter        1,869        3,067         0        1,122      1,340        0      16,528     2,550     26,476
         Disposals                0             0           0         0           0          0      87,832      0        87,832
                              ----------   ----------   --------   --------  ----------   -------  -------   --------  ---------
       June 30, 2000            54,941       17,633         0       23,194     40,936     35,300   160,240    63,440    395,684
                                ----------   ---------- ----------   -------   ----------  ------- ---------  --------  -------
       Net book value

       June 30, 2000            16,231        3,596     1,485,000   8,195      30,192        -     202,444    44,196   1,789,854
                              ---------     --------     -------   -------    ---------   ------   -------    ------    -------

       March 31, 2000           16,743        6,663     1,460,000   7,850      30,056              249,005    36,196   1,806,514

                              ----------    ---------   ---------  -------    --------   --------  --------  -------- ----------


                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      June 30, 2000 and December 31, 1999
                      (Expressed in United States dollars)


6.   GOODWILL

                                                June 30, 2000     March 31, 1999
                                                -------------     --------------


Goodwill                                          736,226               736,226
Amortization of goodwill                          (92,028)              (82,825)
                                                 ---------              --------

                                               $  644,198            $  653,401
                                              ================     =============


7.   BANK OVERDRAFT

     The bank overdraft is secured by a charge on the assets of the subsidiary company and bears interest at 11% annum.



8.    BANK LOAN

     The bank loan bears interest at 2.5% above Barclays Bank Prime Rate, and is repayable over a maximum of three years. The loan is secured by a debenture registered over the subsidiary company's assets.


                                               June 30, 2000      March 31, 1999
                                               -------------      --------------


         Bank loan is secured by a charge over
         the assets of the subsidiary company.
         The loan bears interest at 2.5% above
         Barclays prime rate and is repayable        0                   1,847
         by June 2000, in monthly installments
         of $655 including interest.

            Less:  current portion                   0                  (1,847)

                                               ------------         ------------


                                           $             -        $            -
                                            ===============       ==============




9.      RELATED PARTY LOANS
                                            June 30, 2000       March 31, 2000
                                          ----------------------------------

         Related party loan which bears
         interest at 3% over New York                242,927    259,122
         prime rate.  It is repayable
         in monthly installments of
         $4,583.00 plus interest.

         Related party loan which is
         unsecured bears no interest                 177,791    183,174
         and has no fixed terms of
         repayment.  It is not expected
         to be repaid within the next
         year.

         Unsecured loan which bears
         interest at 8% per annum. It                 28,000     28,000
         is  repayable in quarterly
         installments of $560.                     ----------   ----------
                                                     448,718    470,836

         Less:  Current portion                     205,791     211,714
                                                  ----------    ----------
                                                   $242,927     $259,122

                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      June 30, 2000 and December 31, 1999
                      (Expressed in United States dollars)

10.     SHARE CAPITAL
                                            June 30, 2000    March 31, 2000
                                             -----------------------------------
         Authorized
         50,000,000 Ordinary shares of           $50,000        $50,000
         $0.001 par value each

         Issued and fully paid
         2,031,297 (12/31/99 - 1,831,297)          2,031         $1,831
         Ordinary shares

                                             June 30, 2000    March 31, 2000
                                             -----------------------------------
         Stock options to the website suppliers
         Options exercisable at $2.00 per share   250,000         250,000



11.   STOCK PLAN

         The Group has established an informal Stock Plan (the "Plan") whereby it grants ordinary shares of the Company to employees who have at least one year's service and have benefited the Group. The Plan provides that employees are chosen by the Group's Chairman and approved by the Board of Directors based on performance and dedication.

12.   STOCK OPTIONS

         During 1999, the Group granted stock options on 250,000 shares of the Company to software developers as part of the compensation to design and develop a corporate website on behalf of the Group. The stock options are exercisable at $2.00 per share within a five year period from the date of grant. None of the options were exercised during 1999, or the first six months of 2000.

13.   INCOME TAXES

         The Company incurred $211,731 of estimated tax losses during the three months ended June 30, 2000 which it can carry forward and be set off against future income.

14.   LEASE COMMITMENTS

         The Group has various lease commitments in respect of its premises. Future lease payment will total $138,906, including the following amounts over the next three years.

                       DIVEDEPOT.COM, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      June 30, 2000 and December 31, 1999
                      (Expressed in United States dollars)



                          December 31, 1999                     Commitment
                          ------------------------------------------------------
                          2000                                 $   68,027
                          2001                                     48,844
                          2002                                     22,035

     In addition to the above there is also a lease agreement with Peter Island Resort. In accordance with this lease the Company must pay 15% of the total of all goods and services billed to guests of Peter Island. During the 1st quarter 2000, the Company paid -0- (Total 1999 - $10,332) to Peter Island Resort. The lease was issued in April 1999 and will expire in 2 years.


15.   INFORMATION ON SUBSIDIARY


                       PLACE OF                 DATE OF         PORTION OF
      NAME             INCORPORATION          INCORPORATION   VOTING SHARES HELD
      ----            -------------           -------------   ------------------


Baskin in the      British Virgin             May 2, 1972         100%
Sun Limited        Islands

16.   CONTINGENCIES

     Divedepot.com, Inc. is defendant in a legal action. The Plaintiffs are seeking relief for an alleged breach of contract, fraud, and have also requested constructive trust to be imposed by the Court. The Company has vigorously defended the action and believes the action is without foundation. Due to a lack of record activity and of prosecution on the part of the Plaintiffs for approximately one year, the Company will be seeking to dismiss the action. In the event that the Plaintiffs were ultimately successful, the Company could potentially sustain a judgment, exceeding $217,000 plus interest.

17.   COMPARATIVES

     Certain comparative figures have been reclassified to conform with the current year's presentation.

                                INDEX TO EXHIBITS

EXHIBIT #
     3.1    Articles of Incorporation of Baskin in the Sun International, Inc.*

     3.2 Articles of Amendment to the Articles of Incorporation of Baskin in the Sun International, Inc.*

     3.3    Bylaws*

     27.1   Financial Data Schedules



* Previously filed with Form 10SB


                                       37